5401 Kingston Pike, Suite 600
Knoxville, TN 37919

January 5, 2017

VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    SmartFinancial, Inc.
Registration Statement on Form S-3
Filed November 25, 2016
Amended December 22, 2016
File No. 333-214802

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SmartFinancial, Inc. (the “Company”) respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on January 9, 2017, or as soon thereafter as is practicable. There has been no material adverse impact on the results of operations or financial condition of the Company or SmartBank since December 22, 2016.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SmartFinancial, Inc.

/s/ William Y. Carroll, Jr.
William Y. Carroll, Jr.
President and Chief Executive Officer